UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2017

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Enclosed hereto and incorporated herein by reference are copies of the following items in connection with the Extraordinary General Meeting of Shareholders of argenx SE that will be held on Tuesday, November 7, 2017 at 9:00 AM (CEST), at the Sheraton Amsterdam Schiphol Airport, Schiphol Boulevard 701, 1118 BG Schiphol, the Netherlands.

Exhibit	Description

99.1	Press Release dated September 22, 2017

99.2	Convocation Notice for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 7, 2017

99.3	Explanatory Notes for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 7, 2017

99.4	Draft Remuneration Policy for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 7, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: September 22, 2017	By:	/s/ Tim Van Hauwermeiren
Tim Van Hauwermeiren
Chief Executive Officer

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